SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STRATEGIC HOTELS & RESORTS, INC.

(Name of Subject Company (Issuer))

STRATEGIC HOTELS & RESORTS, INC.

(Names of Filing Persons (Issuer and Offeror))

Strategic Hotel Funding, L.L.C. 3.50% Exchangeable Senior Notes due 2012

(Title of Class of Securities)

86272X AA5

(CUSIP Number of Class of Securities)

Laurence S. Geller

Director, President, Chief Executive Officer

Strategic Hotels & Resorts, Inc.

200 West Madison Street, Suite 1700

Chicago, Illinois 60606-3415

(312) 658-5000

With copies to:

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$180,000,000.00	$12,834.00

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $180,000,000.00. The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Strategic Hotels & Resorts, Inc., a Maryland corporation (“Strategic”). This Schedule TO relates to the offer by Strategic to purchase for cash any and all of Strategic Hotel Funding, L.L.C.’s (“SH Funding”) outstanding 3.50% Exchangeable Senior Notes due 2012 (the “Exchangeable Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2010 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). SH Funding is a subsidiary of Strategic.

The Exchangeable Notes were issued by SH Funding pursuant to the Indenture, dated as of April 4, 2007, among SH Funding, as issuer, Strategic and Wilmington Trust FSB (as successor to LaSalle Bank National Association), as trustee (the “Trustee”). As of May 10, 2010, there was $180.0 million aggregate principal amount of Exchangeable Notes outstanding.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of subject company, and the address and telephone number of its principal executive offices are as follows:

Strategic Hotels & Resorts, Inc.

200 West Madison Street, Suite 1700

Chicago, Illinois 60606-3415

(312) 658-5000

(b) Securities.

The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price.

The Exchangeable Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association and there currently is no established trading market for trading in the Exchangeable Notes. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Exchangeable Notes. The shares of common stock of Strategic into which the Exchangeable Notes are exchangeable trade on the New York Stock Exchange under the symbol “BEE.” The information set forth in the section of the Offer to Purchase entitled “Certain Market Information Concerning the Exchangeable Notes” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) Name and Address.

This Schedule TO is an issuer tender offer made by Strategic, which is both the filing person and the subject company. The business address and telephone number of Strategic are set forth under Item 2(a) above.

The names of the executive officers and directors of Strategic who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: c/o Strategic Hotels & Resorts, Inc., 200 West Madison Street, Suite 1700, Chicago, Illinois 60606-3415 and the telephone number for each such person is (312) 658-5000.

Name	Position
Laurence S. Geller	President, Chief Executive Officer and Director
Diane M. Morefield	Executive Vice President and Chief Financial Officer
Richard J. Moreau	Executive Vice President—Asset Management
Paula C. Maggio	Senior Vice President, Secretary and General Counsel
Stephen M. Briggs	Senior Vice President and Chief Accounting Officer
William A. Prezant	Chairman of the Board
Robert P. Bowen	Director
Kenneth Fisher	Director
Raymond L. Gellein, Jr.	Director
James A. Jeffs	Director
Richard D. Kincaid	Director
Sir David M.C. Michels	Director
Eugene F. Reilly	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the sections of the Offer to Purchase, most specifically under the sections entitled “Summary,” “Terms of the Tender Offer—General,” “—Conditions to the Tender Offer,” “—Procedures for Tendering,” “—Withdrawal of Tenders,” “Certain Significant Considerations” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases.

To the best of Strategic’s knowledge, no Exchangeable Notes are owned by, and the Exchangeable Notes will not be purchased from, any executive officer, director or other affiliate of Strategic.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The documents and information set forth in the section of the Offer to Purchase entitled “Where You Can Find More Information and Incorporation by Reference” are incorporated herein by reference. The following sets forth any agreements, arrangements or understandings between Strategic (including the individuals listed under Item 3(a) of this Schedule TO) and any other person with respect to any securities of SH Funding:

1.	Indenture, dated as of April 4, 2007, by and among Strategic, SH Funding and LaSalle Bank National Association (filed as Exhibit 4.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

2.	Registration Rights Agreement, dated as of April 4, 2007, by and among Strategic, SH Funding, Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (filed as Exhibit 4.2 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

3.	Common Stock Delivery Agreement, dated as of April 4, 2007, by and among Strategic and SH Funding (filed as Exhibit 4.3 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

4.	Capped Call Confirmation, dated as of March 29, 2007, by and among Strategic, SH Funding and J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association (filed as Exhibit 10.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

5.	Capped Call Confirmation, dated as of March 29, 2007, by and among Strategic, SH Funding and Deutsche Bank AG (filed as Exhibit 10.2 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

For a description of these agreements, see Strategic’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2010, and Strategic’s Proxy Statement for its 2010 Annual Meeting of Stockholders, filed with the SEC on April 9, 2010.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Purchase entitled “Purpose of the Tender Offer; Source of Funds” is incorporated herein by reference.

(b) Use of Securities Acquired.

Strategic will deliver the Exchangeable Notes purchased by Strategic in the Offer to the Trustee for cancellation and those Exchangeable Notes will cease to be outstanding.

(c) Plans.

Except for the Offer, Strategic does not have, and to the best of its knowledge is not aware of, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Tender Offer; Source of Funds” and “Terms of the Tender Offer” is incorporated herein by reference. As described in the Offer to Purchase, Strategic intends to finance the Tender Offer with the proceeds of the Equity Offering (as defined in the Offer to Purchase).

(b) Conditions.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Tender Offer—Conditions to the Tender Offer” is incorporated herein by reference. Strategic does not have any alternative financing plans or arrangements in the event the source of funds discussed in (a) above is not available.

(d) Borrowed Funds.

None.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

To the best of Strategic’s knowledge, none of the persons named in Item 3(a) above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially own any of the Exchangeable Notes.

(b) Securities Transactions.

Neither Strategic nor any of its subsidiaries have effected any transactions involving the Exchangeable Notes during the 60 days prior to the date of the Offer to Purchase. In addition, based on Strategic’s records and on information provided to Strategic by its and its subsidiaries’ directors and executive officers, to the best of Strategic’s knowledge, none of its or its subsidiaries’ directors or executive officers has effected any transactions involving the Exchangeable Notes during the 60 days prior to the date of the Offer to Purchase.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the sections of the Offer to Purchase entitled “Dealer Managers; Depositary; Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in “Item 8. Financial Statements and Supplementary Data” of Strategic’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 25, 2010, “Item 1. Financial Statements” of Strategic’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 6, 2010, and the information set forth in the section of the Offer to Purchase entitled “Summary Consolidated Financial Information” is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

None.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 10, 2010.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(5)(A)	Press Release, dated May 10, 2010 announcing Strategic’s launch of the tender offer.

(b)	Not applicable.

(d)(1)	Indenture, dated as of April 4, 2007, by and among Strategic, SH Funding and LaSalle Bank National Association (filed as Exhibit 4.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(2)	Registration Rights Agreement, dated as of April 4, 2007, by and among Strategic, SH Funding, Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (filed as Exhibit 4.2 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(3)	Common Stock Delivery Agreement, dated as of April 4, 2007, by and among Strategic and SH Funding (filed as Exhibit 4.3 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(4)	Capped Call Confirmation, dated as of March 29, 2007, by and among Strategic, SH Funding and J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association (filed as Exhibit 10.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(5)	Capped Call Confirmation, dated as of March 29, 2007, by and among Strategic, SH Funding and Deutsche Bank AG (filed as Exhibit 10.2 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRATEGIC HOTELS & RESORTS, INC.

By:		/s/ LAURENCE S. GELLER
	Name:	Laurence S. Geller
	Title:	President, Chief Executive Officer and Director

Dated: May 10, 2010

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 10, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(5)(A)	Press Release, dated May 10, 2010 announcing Strategic’s launch of the tender offer.*

(b)	Not applicable.

(d)(1)	Indenture, dated as of April 4, 2007, by and among Strategic, SH Funding and LaSalle Bank National Association (filed as Exhibit 4.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(2)	Registration Rights Agreement, dated as of April 4, 2007, by and among Strategic, SH Funding, Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (filed as Exhibit 4.2 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(3)	Common Stock Delivery Agreement, dated as of April 4, 2007, by and among Strategic and SH Funding (filed as Exhibit 4.3 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(4)	Capped Call Confirmation, dated as of March 29, 2007, by and among Strategic, SH Funding and J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association (filed as Exhibit 10.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(5)	Capped Call Confirmation, dated as of March 29, 2007, by and among Strategic, SH Funding and Deutsche Bank AG (filed as Exhibit 10.2 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.